SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    Form 6-K

                              SEC File No. 0-26447

      Report of Foreign Private Issuer Pursuant to Rules 13a-16 and 15d-16
                   under the Securities Exchange Act of 1934


For the month of January, 2000.

                       LEADER MINING INTERNATIONAL, INC.
                (Translation of registrant's name into English)

         400 - Fifth Avenue, SW., Suite #810, Calgary, Alberta T2P 0L6
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

               Form 20-F   X                 Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

               Yes   X                       No _______

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b); 82-2467
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                        LEADER MINING INTERNATIONAL, INC.
                                  NEWS RELEASE

January 17, 2000                                        A.S.E. Trade Symbol: LMN
                                             U.S. Pink Sheet Trade Symbol: LDRMF


                         KNIFE LAKE PROJECT EXPLORATION
                       WINTER EXPLORATION PROGRAM UNDERWAY

Leader Mining International Inc. and Kores Canada Corp.(a wholly owned subsidiary of Korea Resources Corporation, a Korean Government owned company) are pleased to announce that the Winter Exploration Program for the Knife Lake Project has commenced. Full funding for the Winter Work Program has been received by Leader from Kores.

Line cutting and ground geophysics is under way over the following targets:

1. Knife Lake Cu-deposit extension to the north where VMS style mineralization; including drill hole intercepts of up to 2.43% Cu and 4.75% Zn encountered within a 14 meter interval grading 1.42 % eCu.

2. Scimitar Lake - 7km east of Knife Lake Cu-deposit. The target includes disseminated copper mineralization with values of 0.89% Cu as well as 0.14% Nickel in a nearby outcrops.

3. Pistol Lake target - 10km northwest of Knife Lake Cu - deposit. Target includes widespread Cu - mineralization among outcrops and trenches as well as drill hole intercepts of 164m of disseminated Cu - mineralization with values of up to 0.47 % Cu.

About 2000m of Diamond drilling is scheduled to start in February to test geophysical targets contained within favourable geological settings.


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The  Alberta  Stock  Exchange  has  neither  approved  nor  disapproved  of  the information contained herein.

                     FOR FURTHER INFORMATION PLEASE CONTACT:
                              MR. JASI NIKHANJ AT:
                    Tel: (403) 234-7501 Fax: (403) 234-7504
        E-mail: gen-info@leadermining.com Website: www.leadermining.com
       STAN KAMINSKY AT: DUPONT SECURITIES GROUP, INC., USA (212)422-0416



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                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                             Leader Mining International, Inc.

July 17, 2000                                by:/s/Jasi Nikhanj
                                                  Jasi Nikhanj, President